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                             September 17, 2020

       Randall C. Schatzman
       Chief Executive Officer
       Bolt Biotherapeutics, Inc.
       900 Chesapeake Drive
       Redwood City, CA 94063

                                                        Re: Bolt
Biotherapeutics, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
11, 2020
                                                            CIK No. 0001641281

       Dear Dr. Schatzman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Our Pipeline, page 4

   1. We note your response to our prior comment 3 and your explanation regarding the term
                                                        "Registrational."
Please delete the "Registrational" column and revise the pipeline chart to include individual
columns for each of the three phases of clinical development.
 Randall C. Schatzman
FirstName  LastNameRandall C. Schatzman
Bolt Biotherapeutics, Inc.
Comapany 17,
September  NameBolt
               2020 Biotherapeutics, Inc.
September
Page 2     17, 2020 Page 2
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences